UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-9293
                             Washington, D.C. 20549
                                                                  Cusip Number
                                 FORM 12b-25                       740 065 107

                           NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: June 30, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If     the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

  Pre-Paid Legal Services, Inc.
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Full Name of Registrant

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Former Name if Applicable

  321 East Main
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Address of Principal Executive Office (Street and Number)

  Ada, OK  74820
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     As previously reported, in January, 2001 and May, 2001, the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") reviewed the Company's 1999 and 2000 Forms 10-K, respectively. On May 11, 2001, the Company received a letter from the staff of the Division of Corporation Finance advising that, after reviewing the Company's Forms 10-K, it was the position of the Division that the Company's accounting for commission advance receivables was not in accordance with GAAP. The Company subsequently appealed this decision to the Chief Accountant of the SEC. On July 25, 2001, the Company announced that the Chief Accountant concurred with the prior staff opinion of the Division of Corporation Finance. The Company subsequently announced that it would not pursue any further appeals and that it would amend its previously filed SEC reports to restate the Company's financial statements to reflect the SEC's position that the Company's advance commission payments should be expensed when paid. The Company is finalizing its financial statements and related disclosures to conform to the new basis of accounting for advance payments to associates and was not able to complete the restatement process in the required time frame without unreasonable effort and expense because of the complexities of some of the disclosures involved. The Company expects to file its Form 10-Q within the next 24 hours.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Randy Harp                         580                 436-7402
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
             Yes    X  No
         ---       ---

                  The Company has not filed an amendment to its Form 10-K for the year ended December 31, 2000 as required by the SEC to reflect the restatement of its financial statements as described above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?     Yes  X    No
                                            ---     ---
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         Pre-Paid Legal Services, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2001                   By  /s/ Randy Harp
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                                          Chief Operating Officer

                                               ATTACHMENT TO 12B-25

  As discussed above, the Company has changed its method of accounting for advance commission payments to its associates. The change in accounting treatment reduced total assets from $247 million at December 31, 2000 to $93 million, reduced total liabilities from $100 million to $48 million (due to the elimination of deferred taxes related to the receivables) and therefor reduced stockholders' equity from $147 million to $45 million. The elimination of the receivables reduced 2000 net income from $43.6 million, or $1.92 per diluted share, to $20.5 million, or $.90 per diluted share. The Company's net income for the three and six month periods ended June 30, 2001 is expected to be $4.751 million and $11.670 million, respectively, compared to $3.075 million and $7.810 million for the three and six month periods ended June 30, 2000. The Company expects to amend its 2000 Annual Report on Form 10-K in the near future to reflect the change in accounting for commission advance receivables and restate all periods included in the 2000 Form 10-K.